EXHIBIT 3.1

Amendment to Articles of Incorporation

        Section 6, Article II of the bylaws now reads:

                          “ The presence in person or by proxy of the holders of one-third (1/3) of the shares entitled to vote at any meeting of stockholders shall constitute a quorum for the transaction of business, except as otherwise provided by statute or the articles of incorporation. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.”